

February 17, 2026

Nick Hawkins
Chief Financial Officer
Arteris, Inc.
900 E. Hamilton Ave., Suite 300
Campbell, CA 95008

> **Re: Arteris, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 12, 2026**
> **File No. 333-293432**

Dear Nick Hawkins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing